Exhibit 3.3

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

OF

MEDICAL ADVISORY SYSTEMS, INC.

It is hereby certified that:

1.             The name of the corporation (hereinafter, the “Corporation”) is MEDICAL ADVISORY SYSTEMS, INC.

2.             The certificate of incorporation of the Corporation is hereby amended by striking out Article First and Article Fourth thereof and by substituting in lieu of said Articles in their entirety the following new Articles:

FIRST:  The name of the Corporation is “Digital Angel Corporation;”

FOURTH:  The total number of shares of capital stock which the Corporation shall have the authority to issue is ninety–six million (96,000,000) shares, consisting of ninety–five million (95,000,000) shares of common stock, par value $0.005 per share, and one million (1,000,000) shares of preferred stock, par value $1.75 per share.  The holders of common stock shall have one vote per share and shall be entitled, voting as a class, to elect all members of the Board of Directors except for the number of directors that the holders of preferred stock shall be entitled, voting as a class, to elect, but in any case the holders of the common stock shall be entitled to elect at least a majority of the members of the Board of Directors.  The Board of Directors is authorized, subject to limitations prescribed by law and the provisions of this Article FOURTH, to provide for the issuance of the shares of preferred stock in one or more series, and by filing a certificate pursuant to the applicable law of the state of Delaware, to establish from time to time the number of shares to be included in each series and to fix the designations, powers (including voting powers), preferences and rights of the shares of each series and the qualifications, limitations or restrictions thereof.

Dividends on outstanding shares of preferred stock shall be paid or declared and set apart for payment before any dividends are paid or declared and set apart for payment on shares of the common stock for the same dividend period.

If upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the assets available for distribution to holders of shares of preferred stock of all series shall be insufficient to pay such holders the full preferential amount to which they are entitled, then such assets shall be distributed ratably among the shares of preferred stock in accordance with the respective preferential amounts (including unpaid cumulative dividends, if any) payable with respect thereto.

The amendments to the certificate of incorporation herein certified have been duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

The effective time of the amendments herein certified shall be March 26, 2002.

IN WITNESS WHEREOF, I made, signed, and sealed this Certificate of Amendment this 26th day of March, 2002.

/s/ Ronald W. Pickett
Ronald W. Pickett
President